UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No. 001-31970
TRW Automotive Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
(Full title of the Plan)
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150
(Name of issuer of securities held pursuant to the Plan and the address of its principal executive office)

TRW Automotive Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)

Financial Statements as of December 31, 2007 and 2006 and
for the Year Ended December 31, 2007 and Supplemental Schedules

With Report of Independent Registered Public Accounting Firm

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Audited Financial Statements and Supplemental Schedules
As of December 31, 2007 and 2006, and
For the Year Ended December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Retirement Committee of the
TRW Automotive Retirement Savings Plan
for Salaried Employees
We have audited the accompanying statements of net assets available for benefits of the TRW Automotive Retirement Savings Plan for Salaried Employees as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Detroit, Michigan
June 25, 2008

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Statements of Net Assets Available for Benefits

	As of December 31
	2007	2006
Assets
Employer contributions receivable	$207,258	$198,233
Other receivables	16,929	20,984

Total receivables	224,187	219,217

Investments at fair value:
Interest-bearing cash	1,382	1,783
Mutual funds	233,567,784	211,608,840
Common/collective trust funds	20,534,416	21,667,938
Participant loans	5,240,488	5,189,098
Employer securities	22,018,656	23,209,985

Total investments	281,362,726	261,677,644

Net assets available for benefits at fair value	$281,586,913	$261,896,861

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	223,158	217,778

Net assets available for benefits	$281,810,071	$262,114,639

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31,
2007
Additions
Interest and dividends	$26,020,973
Employer contributions	9,971,396
Employee contributions	27,920,131
Employee rollovers	4,144,328

Total additions	68,056,828

Deductions
Benefit payments	29,518,511
Corrective distribution	2,997
Deemed distributions	3,053
Administrative expenses	232,591

Total deductions	29,757,152

Net realized and unrealized (depreciation) in fair value of investments	(17,266,490)

Transfer to TRW Automotive Retirement Savings Plan for Hourly Employees (see note 1)	(1,337,754)

Net increase	19,695,432

Net assets available for benefits at beginning of year	262,114,639

Net assets available for benefits at end of year	$281,810,071

See accompanying notes to financial statements.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements
As of December 31, 2007 and 2006, and
For the year ended December 31, 2007
1. Description of Plan
The following description of the TRW Automotive Retirement Savings Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution benefit plan designated to provide eligible employees of a participating plant, division, subsidiary, or affiliate of TRW Automotive U.S. LLC, the sponsor of the Plan, (as applicable, the Company or TRW) with a vehicle to systematically save funds to supplement their retirement benefits. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility
Salaried Employees of the specified locations in the Plan document are eligible to participate in the Plan on the first day of employment with the Company. Employees are eligible to participate in the Plan for purposes of receiving the Company match after completing one year of service.
Contributions
Each year, participants may contribute a percentage of pre-tax annual compensation not to exceed the applicable IRS limitations ($15,500 and $15,000 for 2007 and 2006, respectively), as well as up to 10% of after tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2007, the Company contributes an amount equal to 75% of the participant’s pretax contribution up to 5% of the participant’s compensation.
Matching contributions made in TRW Automotive Holdings Corp. stock prior to January 1, 2007 are subject to the Pension Protection Act (PPA) transition rule, which states matching contributions made in company stock before January 1, 2007 may be transferred to another available investment option over a 3 year period (33% in 2007, 66% in 2008 and 100% in 2009). There is an exception to this transition rule for participants who attained age 55 and completed 3 years of vesting service by December 31, 2006; these participants may transfer their pre-2007 matching contributions to another investment option immediately. For years after January 1, 2007, the matching contributions in TRW Automotive Holdings Corp. stock becomes diversifiable after attaining three years of service.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
1. Description of the Plan (continued)
Upon enrollment, a participant may direct contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options or transfer assets between investment options at any time during the year.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company’s contribution, if applicable, and Plan earnings. The benefit to which a participant is entitled cannot exceed the participant’s vested account balance.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants who were employees of the Company prior to February 28, 2003 are 100% vested in the Company’s matching contributions. For participants who were hired after February 28, 2003, vesting in the Company matching contribution of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and is 100% vested after five years of credited service. Full vesting also occurs upon death, permanent disability or attainment of age 65.
Forfeitures
Nonvested employer contributions of terminated employees become forfeitures after a one-year break in service and shall be used to reduce future employer contributions or administrative expenses. Approximately $62,228 was available to pay additional Plan expenses at December 31, 2007 and $122,644 at December 31, 2006.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a prime interest rate on the last business day of the preceding calendar quarter (as published in The Wall Street Journal) plus one percentage point. Principal and interest are paid ratably through regular payroll deductions.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
1. Description of the Plan (continued)
Payment of Benefits
Upon termination of service due to death, disability or retirement, a participant or the participant’s beneficiary may receive a lump-sum amount equal to the vested value of the participant’s account. Withdrawals are also permitted for financial hardship or upon attainment of age 59-1/2 under certain provisions of the Plan. After-tax savings may be withdrawn any time upon a participant’s request.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Distributions to participants and beneficiaries will be made at such time after termination or discontinuance of contributions to the Plan as provided by the Plan agreement.
Plan Changes
On December 29, 2006 the plan balances for approximately 2,600 hourly manufacturing employees then included in the Plan were transferred to the TRW Automotive Retirement Savings Plan for Hourly Employees (formerly the TRW Automotive Retirement Savings Plan for Represented Employees). The amount transferred from the Plan was $61,575,395. The balances transferred were in-kind, thereby eliminating any impact of gains or losses that would normally occur during transfer transactions. In addition, $1,337,754 was similarly transferred from the Plan in 2007.
Investment Options
The Plan provides 25 investment options which include the following funds:
•	American Funds EuroPacific Growth Fund – Class R5

•	Artisan Mid Cap Fund

•	Dodge & Cox Balanced Fund

•	Dodge & Cox Stock Fund

•	DWS RREEF Real Estate Securities Fund

•	Fidelity Capital Appreciation Fund

•	Fidelity Dividend Growth Fund

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
1. Description of the Plan (continued)
•	Fidelity Freedom Income Fund

•	Fidelity Managed Income Portfolio

•	Fidelity Small Cap Stock Fund

•	Fidelity Freedom 2000 Fund

•	Fidelity Freedom 2005 Fund

•	Fidelity Freedom 2010 Fund

•	Fidelity Freedom 2015 Fund

•	Fidelity Freedom 2020 Fund

•	Fidelity Freedom 2025 Fund

•	Fidelity Freedom 2030 Fund

•	Fidelity Freedom 2035 Fund

•	Fidelity Freedom 2040 Fund

•	Lord Abbett Mid-Cap Value Fund – Class A

•	Lord Abbett Small-Cap Value Fund – Class A

•	Morgan Stanley International Fund, Inc. – International Equity Portfolio – Class B

•	PIMCO Total Return Fund – Administrative Class

•	Spartan U.S. Equity Index Fund

•	TRW Stock Fund
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Accounting and Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued based on quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in common collective trusts is based on quoted redemption values on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health & Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the revelant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in investment contracts through a common collective trust (Fidelity Managed Income Portfolio). As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of Plan’s interest in the Fidelity Managed Income Portfolio is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Fidelity Managed Income Portfolio Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurement. This standard defines fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect this provision will have on the Plan’s financial statements.
Administrative Expenses
Certain administrative expenses of the Plan related to loans, withdrawals and qualified domestic relation orders are paid by the participants. All other administrative expenses are paid for by the Company.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
3. Investments
During the year ended December 31, 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as follows:

Net Realized and Unrealized
Depreciation in Fair Value of
Investments
2007
Mutual Funds	$(11,427,696)
Employer securities	(5,838,794)

$(17,266,490)

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value are as follows:

	December 31
	2007	2006
PIMCO Total Return Fund-Administrative Class	$27,123,473	$23,967,402
Lord Abbett Mid Cap Value Fund – Class A	22,406,818	23,745,461
Lord Abbett Small Cap Value Fund – Class A	17,736,282	16,428,607
Artisan Mid Cap Fund	14,562,236	*
Fidelity Small Cap Stock Fund	14,544,431	14,804,670
Fidelity Managed Income Portfolio	20,534,416	21,667,938
Fidelity Dividend Growth Fund	20,687,573	22,277,534
Spartan U.S. Equity Index Fund	18,806,801	19,209,883
Dodge & Cox Balanced Fund	16,832,766	15,159,668
Dodge & Cox Stock Fund	19,131,376	17,834,878
American Funds Euro Pacific Growth Funds – Class R5	26,508,407	19,005,137
TRW Stock Fund**	22,018,656	23,209,985

*	Investment option less than 5% of net assets for period presented.

**	Participant or nonparticipant directed

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
3. Investments (continued)
Nonparticipant-Directed Investments
Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2007	2006

Investments, at fair value: TRW Stock Fund	22,018,656	23,209,985

Year-end
December 31, 2007
Change in net assets:
Contributions	10,430,378
Interest	11,500
Net realized and unrealized appreciation in fair value	(5,838,794)
Loans	39,642
Exchange In	1,395,045
Transfer to TRW Automotive Retirement Savings Plan for Hourly Employees	(84,351)
Distributions	(2,261,505)
Exchange out	(4,883,244)

(1,191,329)

4. Related Party Transactions
Certain plan investments are units of participation in common trust funds and shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Likewise, TRW Automotive U.S. LLC is the Plan sponsor, and therefore, transactions in shares of TRW Automotive Holding Corp’s stock would also qualify as party-in-interest transactions.
5. Risks and Uncertainties
The Plan allows for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

TRW Automotive
Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
Notes to Financial Statements Continued
6. Income Tax Status
The Plan applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.
7. Difference between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits pursuant to the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits as reported in the Plan financial statements	$281,810,071	$262,114,639
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(223,158)	(217,778)

Net assets available for the benefits pursuant to Form 5500	$281,586,913	$261,896,861

The following is a reconciliation of net investments gain (loss) from investments:

Year Ended
December 31, 2007
Interest and dividends from investment	$26,020,973
Net realized/unrealized depreciation from investment accounts	(17,266,490)

Net investment gain from investments as reported in the financial statements	8,754,483

Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(5,380)

Net investment gain from investments as reported in the Form 5500	$8,749,103

Supplemental Schedules

TRW Automotive
Retirement Savings Plan for Salaried Employees
EIN: 14-1857697       Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issuer,
Borrower, Lessor or		Historical
Similar Party	Description of Investments	Cost	Current Value
American Funds	American Funds EuroPacific Growth Fund – Class R5	$	$26,508,407

Fidelity*	Fidelity Capital Appreciation		8,402,104
	Fidelity Dividend Growth Fund		20,687,573
	Fidelity Small Cap Stock Fund		14,544,431
	Fidelity Freedom Income Fund		517,349
	Fidelity Freedom 2000 Fund		227,245
	Fidelity Freedom 2005 Fund		112,426
	Fidelity Freedom 2010 Fund		1,783,255
	Fidelity Freedom 2015 Fund		1,493,856
	Fidelity Freedom 2020 Fund		1,444,289
	Fidelity Freedom 2025 Fund		1,878,407
	Fidelity Freedom 2030 Fund		2,812,220
	Fidelity Freedom 2035 Fund		1,755,411
	Fidelity Freedom 2040 Fund		1,736,437
	Fidelity Managed Income Portfolio		20,534,416
	Spartan US Equity Index Fund		18,806,801

PIMCO	PIMCO Total Return – Administrative Class		27,123,473

Dodge & Cox	Dodge & Cox Balanced Fund		16,832,766
	Dodge & Cox Stock Fund		19,131,376

Morgan Stanley	Morgan Stanley International Fund, Inc. - International Equity Portfolio – Class B		8,745,380

Lord Abbett	Lord Abbett Mid-Cap Value Fund – Class A		22,406,818
	Lord Abbett Small Cap Value Fund – Class A		17,736,282

TRW Automotive*	TRW Stock Fund	26,870,168	22,018,656

Artisan	Artisan Mid-Cap Fund		14,562,236

DWS	DWS RREEF Real Estate Securities Fund		4,319,242

		$26,870,168	$276,120,856

Other	Interest Bearing Cash		1,382

Participants*	Participants loans, interest rates range from 5.0% to 10.5%, with various maturity dates		5,240,488

Total assets held		$26,870,168	$281,362,726

*	Parties-in-interest

Note:	Historical cost information is disclosed for the TRW Stock Fund since investments can either be participant or non-participant directed.
Historical cost information is not disclosed for all other investments since they are solely participant directed.

TRW Automotive Retirement Savings Plan for Salaried Employees
(formerly TRW Automotive Retirement Savings Plan)
EIN: 14-1857697      Plan: 001
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2007

	Description of Asset				Expense		Current Value
	(Including Interest				Incurred		of Asset on
Identity of	Rate and Maturity in	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Party Involved	Case of a Loan)	Price	Price	Rental	Transaction*	Asset	Date	(Loss)

Category (iii) – A transaction is a reportable transaction under this category if a series of transactions involving securities of the same issue, when aggregated, involve an amount in excess of 5% of current value of the plan assets

	RTDG - TRW Stock Fund	$17,098,006	—	—	—	—	—	—

	RTDG - TRW Stock Fund	—	$13,160,696	—	—	11,840,652	—	$1,320,044
There were no category (i), (ii) or (iv) reportable transactions during the Plan year.

*	The commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sales and are not separately identified by the trustee.

Signature
     The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRW Automotive Retirement Savings Plan for Salaried Employees
(Name of Plan)

	By:	/s/ Joseph S. Cantie
Joseph S. Cantie
Date: June 26, 2008		Vice President and Chief Financial Officer
TRW Automotive U.S. LLC

TRW AUTOMOTIVE HOLDINGS CORP.
ANNUAL REPORT ON FORM 11-K
INDEX TO EXHIBITS

Exhibit
Number	Documents

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm